Exhibit 99.1

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your Ordinary Shares in RSAIG, please forward this document, together with the accompanying documents, at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Royal & Sun Alliance Insurance Group plc

Proposed Disposal of
Promina Group

Circular to Shareholders

and

Notice of Extraordinary General Meeting

Notice of an extraordinary general meeting of RSAIG, to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA, at 2.30p.m. on 2 May 2003, is set out at the end of this document. RSAIG Ordinary Shareholders are asked to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible, and, in any event, so as to be received by RSAIG’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, by not later than 2.30p.m. on 30 April 2003.

Goldman Sachs International is acting for RSAIG and no-one else in connection with the Disposal and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Disposal.

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DEFINITIONS

“AAMI”	Australian Associated Motor Insurers

“the Act”	the Companies Act 1985, as amended

“AGAAP”	Australian Generally Accepted Accounting Principles

“APIA”	Australian Pensioners Insurance Agency

“APRA”	Australian Prudential Regulation Authority

“BV”	RSA Overseas Holdings BV, a wholly owned subsidiary of RSAIG

“the Board” or “the Directors”	the directors of RSAIG

“Disposal”	the proposed IPO of Promina as more particularly described in the circular

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of RSAIG convened for 2.30p.m. on 2 May 2003, notice of which is set out at the end of this document

“Final Price Announcement”	the announcement to be released on or around 12 May 2003 by Promina following the closing of the bookbuild process undertaken on behalf of Promina in respect of the IPO

“Form of Proxy”	the form of proxy relating to the Extraordinary General Meeting

“Goldman Sachs”	Goldman Sachs International of Peterborough Court, 133 Fleet Street, London, EC4A 2BB

“Group” or “Royal & SunAlliance”	RSAIG and its subsidiary undertakings and, where the context permits, each of them

“intra group subordinated debt”
NZ$84 million existing debt owed by RSANZ to the Remaining Group (which is approximately A$78 million); and A$266 million existing debt owed by RSAAHL to the Remaining Group totalling approximately A$344 million, subject to relevant currency exchange rate fluctuations

“IPO”	initial public offering

“New Zealand consideration”
A$506 million plus a net asset adjustment to reflect any increases in the net assets of RSANZ between 31 December 2002 and 30 April 2003, which is expected to be approximately A$10 million, such payment being owed by RSAAHL to BV in relation to the acquisition by RSAAHL of RSANZ detailed in this document

“NZAA”	The New Zealand Automobile Association Limited

“Ordinary Shareholders”	the holders of ordinary shares in RSAIG

“Ordinary Shares”	the ordinary shares of 27.5p each in the capital of RSAIG

“PricewaterhouseCoopers”	PricewaterhouseCoopers, Southwark Towers, 32 London Bridge Street, London SE1 9SY

“PricewaterhouseCoopers LLP”	PricewaterhouseCoopers LLP, Southwark Towers, 32 London Bridge Street, London SE1 9SY

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“Promina” or “Promina Group”	Promina Group Limited, formerly RSAAHL, together with RSANZ, and their respective subsidiaries, renamed following the restructuring of the Royal & Sun Alliance Asia Pacific region prior to the IPO

“Prospectus”	the prospectus lodged by Promina in relation to the IPO dated 31 March 2003

“Registrars”	Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA

“Remaining Group”	the Group following completion of the Disposal

“RSAAHL”	Royal & Sun Alliance Australia Holdings Limited, now renamed Promina Group Limited

“RSAIG” or “the Company”	Royal & Sun Alliance Insurance Group plc (company number 2339826) with registered office 30 Berkeley Square, London, W1J 6EW

“RSANZ”	Royal & Sun Alliance New Zealand Limited now renamed Promina Group New Zealand Limited

“R&SA Share Schemes”
Royal Insurance Holdings 1988 Savings-Related Share Option Scheme; Royal & Sun Alliance International Sharesave Plan; Royal & Sun Alliance 1989 Savings Related Share Option Scheme; Royal Insurance Holdings 1988 Share Option Scheme; Royal Insurance Holdings 1989 Overseas Share Option Scheme; Royal & Sun Alliance 1989 Executive Share Option Scheme; Royal & Sun Alliance 1996 Executive Share Option Scheme; Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme; Royal & Sun Alliance Insurance Group plc Equity Incentive Scheme for U.S. Employees; the Royal Insurance Holdings Irish Savings Related Share Option Scheme and the Royal & Sun Alliance Insurance Group plc Employees’ Stock Purchase Plan for U.S. Employees; and

“UK GAAP”	United Kingdom Generally Accepted Accounting Principles.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date 2003
Latest time for receipt of forms of proxy for the Extraordinary General Meeting	2.30p.m. on 30 April

Extraordinary General Meeting (to approve the Disposal)	2.30p.m. on 2 May

Final Price Announcement	12 May

Commencement of trading in Promina shares on ASX and NZSE	12 May

Settlement date for issue and transfer of Promina shares	16 May

Solely for the convenience of the reader, this document, unless otherwise stated, contains translations of Australian dollar amounts or New Zealand dollar amounts to pounds sterling (and, where appropriate, vice versa) based on the following rates:

£1.00 = A$2.62
£1.00 = NZ$2.86

being the rates of exchange ruling at 27 March 2003 (being the latest practicable date prior to the publication of this document).

In relation to financial information given in respect of the Company and Promina in Parts I to III of this document for the year ended 31 December 2002, the following rates are used for translation of Australian dollar amounts or New Zealand dollar amounts to pounds sterling (and, where appropriate, vice versa):

£1.00 = A$2.86
£1.00 = NZ$3.08

being the rates of exchange ruling at 31 December 2002.

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PART I
Letter from the Chairman

Royal & Sun Alliance Insurance Group plc
(Registered in England and Wales under number 2339826)

Directors:	Registered Office:
Robert Ayling	30 Berkeley Square
John Baker	London
Nicholas Barber	W1J 6EW
Robert Gunn
Julian Hance
Stephen Hill
Susan Hooper
John Napier
Carole St. Mark

1 April 2003

To holders of Ordinary Shares and, for information purposes only, to participants in the R&SA Share Schemes

Dear Shareholder,

PROPOSED DISPOSAL OF PROMINA GROUP LIMITED AND NOTICE OF EGM

1.	INTRODUCTION

As we announced on 7 November 2002, Royal & Sun Alliance Insurance Group plc has initiated a wide ranging programme of actions designed to deliver a more focused general insurance business, with a view to improving returns to investors. One element we identified in this programme was the sale or exit of businesses where we considered the opportunity existed to unlock significant value for shareholders. We stated in November and December 2002 that part of this programme would include an initial public offering (“IPO”) of our Australian and New Zealand businesses.

The Board was therefore pleased to announce on 31 March 2003 the launch of the IPO of Promina Group Limited, formerly Royal & Sun Alliance Australia Holdings Limited. Promina will be the holding company for the Group’s Australian and New Zealand general insurance and financial services operations.

Work has been ongoing since November and the Board now proposes to proceed with the flotation of our group holding in Promina Group by way of an IPO. Promina will be seeking listings on the Australian Stock Exchange and the New Zealand Stock Exchange. The offering will comprise up to 100 per cent. of the Group’s shareholding in Promina and an offering of new shares by Promina. The offering is being made to institutional investors in Australia, New Zealand and internationally and to retail investors in Australia and New Zealand.

The purpose of this document is to provide you with further information on, and to seek your approval for, this transaction.

2.	CURRENT TRADING AND PROSPECTS

On 6 March 2003, the Group announced its preliminary results for the year ended 31 December 2002. Current trading remains satisfactory and the underwriting result for the first two months of 2003 has improved against the same period in 2002. The impact of the negative stock market

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performance so far during this year has not affected the Group significantly given its reduced equity exposure. The Group’s net assets have also benefitted from positive currency exchange rate movements and the Group continues to exceed its insurance entity regulatory solvency requirements.

Your Board is confident that its long-standing strategy of focusing on general insurance is correct and believes that the outlook remains positive for the general insurance industry in most of our markets. During 2003 the restructuring programme announced on 7 November 2002 will continue and the Board believes that the prospects for the Remaining Group for the current financial year are satisfactory.

3.	BACKGROUND TO AND REASONS FOR THE DISPOSAL

During 2002, the Board initiated a major operational and financial review to determine the appropriate strategy the Group should follow in seeking to improve shareholder value. This review followed a period of disappointing operating results and a weakened capital position.

On 7 November 2002, the Directors announced a detailed programme of actions, following this review, in order to seek to deliver improved returns to investors and to be able to meet capital requirements of the business going forward. There are two key elements to the programme of actions. The first is a detailed operational improvement programme, targeting profit enhancement from improvement in both claims and underwriting and from cost reductions. The second element is selected business line disposals and exits designed to reduce net written premium by £3.5 billion and strengthen the Group’s consolidated capital position.

The businesses selected for disposal are those where:

•	target levels of performance and returns over time are not being sustained;

•	the risk profile of the business is unacceptable from a Group perspective due to the level of risk aggregation;

•	the Group does not hold a strategic competitive advantage in a particular sector; and/or

•	there is an opportunity to unlock significant value for shareholders, for example the Group’s Australian and New Zealand operations.

The largest individual component of this plan is the IPO of Promina, the successful completion of which would release significant capital for the Remaining Group.

The Group maintained a margin of £775 million over its insurance entity regulatory solvency requirements as at 31 December 2002. In addition to these regulatory requirements, the Group has internal capital targets based on its assessment of capital required to provide adequate solvency to cover its insurance and investment risk. Under this internal risk based approach, we estimated a shortfall of £700 million of available capital as compared to assessed required capital as at 31 December 2002. Our estimate of the shortfall on the internal risk based capital position has not materially changed during 2003. Whilst the group approach is to ensure that the shortfall or surplus is not excessive, eliminating this shortfall and creating a surplus is important to retain financial flexibility for the Group, to be in a better position to react to future events and potential regulatory change, to maintain our position with credit rating agencies and to be able to take advantage of growth opportunities for the Group

A successful completion of the IPO within the indicated price range set out in the Prospectus would substantially enhance the regulatory surplus, and significantly reduce the shortfall on the internal risk based assessment. If the final pricing on the IPO is below the indicated price range, the IPO will only proceed if the Directors continue to believe that to do so at such price is reasonable and in the best interests of shareholders. In such circumstances, the capital enhancement would be reduced, but the IPO would still make a significant contribution to reducing the shortfall.

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Should the IPO not proceed, other methods of raising or releasing capital would need to be considered to achieve our capital plans, including increased use of reinsurance, further asset disposals and other capital raising options.

4.	OVERVIEW OF PROMINA GROUP

Promina is the third largest general insurer in Australia and the second largest general insurer in New Zealand, based on gross written premiums in the relevant countries for the year ended 31 December 2002. In addition, Promina has significant financial services operations in Australia and New Zealand, which include life risk, asset administration and fund management businesses.

Promina operates a portfolio of businesses in three market areas across Australia and New Zealand:

•
Direct general insurance, principally selling personal insurance products such as motor and home insurance, through well-known brands such as AAMI, APIA, Shannons and AA Insurance, directly to customers;

•	Intermediated general insurance, selling a range of general insurance products including property, liability, marine, commercial motor and personal insurance, through intermediaries; and

•
Financial services, offering products such as term life and disability insurance, superannuation products and services, asset administration and fund management through intermediaries and affinity groups.

5.	FURTHER INFORMATION ON PROMINA GROUP

The Promina Group will be formed by the combination of RSAAHL and RSANZ, the holding companies for the general insurance and financial services businesses of Royal & SunAlliance in Australia and New Zealand.

The historical financial information reported in the Prospectus is the responsibility of the directors of Promina and has been prepared by them from local historical audited financial statements of RSAAHL and RSANZ. The financial information in the Prospectus is presented on a pro forma basis to show the consolidation of RSAAHL and RSANZ and certain other adjustments to reflect the operations of the Promina Group as an independent group going forward. These adjustments include removing certain divested businesses, reclassifying discontinued businesses, and removing the impact of a quota share reinsurance treaty that is being discontinued. This pro forma financial information is presented in accordance with local Australian Generally Accepted Accounting Principles (“AGAAP”) and is included in this document for information purposes only.

The Prospectus states that, as at 31 December 2002, the pro forma net assets of the Promina Group under AGAAP were A$1,466 million (£513 million). This pro forma figure is prepared on the bases stated above and does not show the effect on the net assets of Promina of: the receipt of expected proceeds of the IPO which will be used to repay the intra group subordinated debt totalling approximately A$344 million (£131 million) and to pay the costs associated with the IPO apportioned to Promina; the recognition of goodwill and retained RSANZ profits upon the acquisition by Promina of RSANZ; and the receipt of proceeds by Promina under the IPO in the event that the over-allotment option granted to the joint global co-ordinators is exercised over new shares issued by Promina. The net assets of Promina Group (including the discontinued businesses and assuming full exercise of Promina’s over allotment option at the mid-point of the indicative price range) after the above adjustments, are stated in the Prospectus, as adjusted, as being A$2,027 million (£774 million).

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The Prospectus also states that in 2002, Promina Group reported a pro forma after tax loss (after outside equity interests) of A$291 million (£102 million) under AGAAP which was affected by a goodwill write-down of A$425 million (£149 million) on its Australian and New Zealand financial services operations. For the financial year ending 31 December 2003, the Prospectus states that the directors of Promina Group are forecasting an increase in profit after tax to approximately A$188 million (£72 million) under AGAAP. It should be noted that the forecast, which is not being made by the Directors of RSAIG, makes a number of assumptions which may or may not occur and is specific to the Promina Group as an independent group going forward. The forecast has been included in this document for information purposes only.

The historical financial information in Part II of this document comprises the combined historical financial information of RSAAHL and RSANZ extracted without material adjustment from the accounting records of the Group. The information has not been presented on the same pro forma basis that is shown in the Prospectus. This information is presented in accordance with UK GAAP and represents the financial information of the businesses comprising Royal & SunAlliance’s Australian and New Zealand operations as included in the historical audited consolidated financial information of the Group. There are differences in financial statements presented under UK GAAP and AGAAP. Please see Section B of Part II for a description of the key differences between AGAAP and UK GAAP.

6.	TERMS OF THE DISPOSAL

The Disposal will be effected by an IPO of the Australian and New Zealand general insurance and financial services businesses which are currently wholly and indirectly owned by the Company through Group companies. BV, a wholly owned subsidiary of RSAIG, will be selling its shareholding in Promina under the terms of the IPO.

Prior to the IPO, certain reorganisation events are required to take place. The Group’s New Zealand holding company, RSANZ, will be sold, conditional upon the IPO completing, to the Australian holding company, Promina Group Limited, for approximately A$516 million (£197 million). The New Zealand consideration, as well as the intra group subordinated debt (approximately A$344 million (£131 million)) owed by the Promina Group to the Remaining Group, will become immediately payable on completion of the IPO.

A minimum of 900 million shares will be offered for sale to new investors, comprising the majority of the holding in Promina owned by the Group through its wholly owned subsidiary BV and such number of shares as are required to raise the amounts of new capital needed to repay to the Group the New Zealand consideration and the intra group subordinated debt, and to meet the costs associated with the IPO apportioned to Promina, collectively an amount totalling approximately A$910 million (£347 million).

The joint global co-ordinators will be granted over-allotment options by both Royal & SunAlliance and Promina for a total of up to 157 million shares. The Group has agreed to allocate 100 million of its shares in Promina to its over- allotment option, which will be initially retained by the Group and sold to the extent that the joint global co-ordinators exercise the option to enable them to settle over-allocations. Promina has also agreed to issue up to 57 million additional new shares pursuant to its over allotment option. Promina will retain the proceeds for this share issue if the option is exercised. Shares in Promina held by the Group will be given priority in the exercise of these over allotment options.

If the over allotment options are not exercised, or not exercised in full, the Remaining Group will retain up to 100 million shares, implying up to a 10 per cent. shareholding in Promina. Any shares retained will be held by the Group through its selling subsidiary, BV, which will be subject to a lock-in arrangement, restricting its ability to sell these shares for a period of one year following completion of the IPO. Further details of these arrangements are set out in paragraph 5 of Part IV of this document.

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The IPO will be marketed to retail and institutional investors in Australia and New Zealand, and selected institutional investors in other jurisdictions, including US institutional investors under a separate Rule 144A offering.

As mentioned above, the proceeds from the new share issue by Promina will be used to pay the New Zealand consideration, to repay the existing intra group subordinated debt, totalling approximately A$344 million (£131 million) owed by members of the Promina Group, and to pay for certain costs associated with the IPO (including rebranding costs) apportioned to Promina, estimated at approximately A$50 million (£19 million). Any proceeds raised through the issue of new shares through the over-allotment option will be retained by Promina to further strengthen its capital base.

The nature of the IPO process is such that the final offering price is fixed at the end of the offering period, depending on demand and market conditions at the time of pricing, normally but not necessarily within the indicative price range contained in the Prospectus. Final pricing of the IPO shares will take place after shareholder approval has been obtained at the EGM to be called for Friday 2 May 2003. Final pricing is expected to be announced on Monday 12 May 2003. During the offering period, the joint global co-ordinators to the IPO will jointly manage a “bookbuild” process during which institutional investors will be invited to bid for shares in Promina at specific prices. The final price at which the IPO will proceed will therefore be a book built price.

The Prospectus contains an indicative institutional price range per Promina share of A$1.50 to A$2.00, which would imply a total indicative market capitalisation of Promina of A$1,586 million to A$2,114 million (£605 million to £807 million), assuming the over-allotment options are fully exercised.

Retail investors will be able to purchase or subscribe for shares at a price A$0.10 lower than the final book built price, subject to a maximum price of A$1.90 per share, and will receive guaranteed allocations.

Shareholders should be aware that the IPO may proceed notwithstanding that the final price may be outside the above range but only if to do so is considered by the Directors to be reasonable and in the best interests of shareholders as a whole. Accordingly, the Board is seeking shareholder approval to proceed with the IPO at such a price as would satisfy these criteria which may or may not be within the indicative price range stated above.

Investor demand is expected to come primarily from Australia and New Zealand and it is not proposed that the offering is made to Company shareholders directly.

As part of the restructuring taking place immediately prior to the IPO, the Group will be entering into a conditional agreement, which is subject to negotiation at present, to provide A$100 million (£38 million) of capital to a subsidiary of Promina in the form of one or more subordinated debt instruments, preference shares, or similar non-dilutive capital instruments on completion of the IPO to provide capital resources to Promina’s lenders mortgage insurance business (“LMI”). The LMI portfolio has been placed into run off whereby no new policies will be written but the existing policies on the books will be managed for their duration.

The capital instrument may be reduced over time at the discretion of LMI, subject to APRA approval, as surplus capital is generated from the run off of the LMI portfolio. In addition, the Group will be liable through a loss sharing arrangement for 50 per cent of any cumulative losses after tax over the three years to 31 December 2005, up to a maximum amount of the capital instrument then outstanding. This maximum amount will initially be A$100 million, but this would decrease as notes are repaid from surplus capital. The terms of such capital instrument(s) will be subject to settlement, APRA and other applicable regulatory approvals.

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7.	FINANCIAL EFFECTS OF THE DISPOSAL

Following completion of the IPO, on the assumption that the total group holding of BV in Promina were sold at the institutional price (therefore not taking into account the retail offer discount), the Disposal would realise for the Group an approximate amount of between A$1,450 million and A$1,950 million (£553 million to £744 million) based on the indicative price range set out in the Prospectus for the institutional offer before the Group’s share of the associated IPO and rebranding costs. This amount comprises the consideration for the sale of the shares owned by the Group in Promina of between A$590 million and A$1,090 million (£225 million to £416 million), the New Zealand consideration amounting to approximately A$516 million (£197 million) and the repayment of the intra group subordinated debt totalling approximately A$344 million (£131 million). This compares to Royal & SunAlliance’s total capital value for the disposed businesses as at 31 December 2002 of £747 million including intra group subordinated debt of £120 million and goodwill of £62 million.

Conditional upon the IPO completing, the Group will apply A$100 million (£38 million) in respect of the capital instrument referred to above to be issued by the Group to Promina in connection with LMI. This will be accounted for as a shareholder investment and is expected to earn a market rate of return for this type of security.

A pro forma statement of net assets of the Group has been prepared for illustrative purposes only to show the effect of the Disposal as if it had occurred at 31 December 2002. This statement, together with a report from PricewaterhouseCoopers LLP, the Group’s reporting accountants, is set out in Part III of this document. For illustrative purposes only, the proceeds from the IPO included in Part III are based on the lower end of the indicative price range and a translation rate as at 31 December 2002.

8.	USE OF PROCEEDS

The net proceeds of the Disposal will be used to support the capital position of the Remaining Group and the writing of general insurance business.

9.	EXTRAORDINARY GENERAL MEETING

Shareholder approval for the Disposal will be sought at an EGM of the Company to be held at 2.30 p.m. on Friday 2 May 2003 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA. A formal notice of the meeting and the resolution to be proposed are set out at the end of this document.

Final pricing of the IPO will take place after the EGM and is expected to be announced on 12 May 2003.

10.	ACTION TO BE TAKEN

It is important that you complete and sign the enclosed Form of Proxy in accordance with the instructions printed thereon and return it to the Company’s Registrars so as to be received as soon as possible and in any event not later than 2.30p.m. on 30 April 2003.

The completion and return of the Form of Proxy will not preclude you from attending the meeting and voting in person, if you so wish.

11.	RECOMMENDATION

Your Board has received financial advice from Goldman Sachs International. In providing financial advice to the Board, Goldman Sachs International has relied upon the Board’s commercial assessment of the Disposal.

The Board considers the Disposal to be in the best interests of shareholders as a whole and accordingly recommends Ordinary Shareholders to vote in favour of the resolution to be

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proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

John Napier
Chairman Royal & Sun Alliance Insurance Group plc

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PART II
Combined financial information on Promina Group

Section A
Basis of preparation

The financial information below has been extracted, without material adjustment, from the consolidation schedules used to prepare the audited consolidated accounts of RSAIG for the years ended 31 December 2000, 2001 and 2002. The financial information in this Part II does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information has been prepared in accordance with UK GAAP and RSAIG’s accounting policies. In its consolidated accounts for the year ended 31 December 2002, RSAIG adopted the provisions of FRS 19 “Deferred Taxation” and restated the comparative financial information for the year ended 31 December 2001. The restated and originally reported financial information for the year ended 31 December 2001 is set out below. The financial information for the year ended 31 December 2000 has not been restated.

The consolidated accounts of RSAIG for the two years ended 31 December 2000 and 2001 have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, whose address is Southwark Towers, 32 London Bridge Street, London SE1 9SY and filed with the Registrar of Companies. The consolidated accounts of RSAIG for the year ended 31 December 2002 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, whose address is as stated above. Their reports on these accounts were unqualified and did not include statements under sections 237(2) and (3) of the Act.

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Combined Profit and Loss Account
Technical Account – General Business
For the three financial years ended 31 December 2002
		Restated
	2002	2001	2001	2000
	£m	£m	£m	£m

Gross written premiums	914	680	680	605
Outward reinsurance premiums	(158)	(66)	(66)	(51)

Premiums written, net of reinsurance	756	614	614	554
Change in the gross provision for unearned premiums	(97)	(58)	(58)	16
Change in the provision for unearned premiums, reinsurers’ share	9	3	3	(8)

Earned premiums, net of reinsurance	668	559	559	562

Allocated investment return transferred from the non-technical account	74	73	73	70

Claims paid
Gross amount	(501)	(430)	(430)	(433)
Reinsurers’ share	55	35	35	40
	(446)	(395)	(395)	(393)
Change in the provision for claims
Gross amount	(61)	(31)	(31)	(57)
Reinsurers’ share	41	8	8	3
	(20)	(23)	(23)	(54)
Unwind of discount in respect of claims outstanding	(4)	(6)	(6)	—

Claims incurred, net of reinsurance	(470)	(424)	(424)	(447)

Acquisition costs	(142)	(105)	(105)	(95)
Change in deferred acquisition costs	17	7	7	(1)
Administrative expenses	(50)	(37)	(37)	(35)
Reinsurance commissions and profit participation	—	—	—	—
Net operating expenses	(175)	(135)	(135)	(131)

Amortisation of goodwill in acquired claims provisions	—	—	—	—

Underwriting result	27	6	6	(16)
Longer term investment return allocated to the General Business Technical Account	74	73	73	70
Unwind of discount in respect of claims outstanding	(4)	(6)	(6)	—
Balance on the technical account before change in the equalisation provisions	97	73	73	54
Change in the equalisation provisions	—	—	—	—

Balance on the Technical Account for General Business	97	73	73	54

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Combined Profit and Loss Account
Technical Account – Long Term Business
For the three financial years ended 31 December 2002
		Restated
	2002	2001	2001	2000
	£m	£m	£m	£m

Gross written premiums	236	228	228	271
Outward reinsurance premiums	(27)	(25)	(25)	(24)

Earned premiums, net of reinsurance	209	203	203	247
Investment income	59	80	80	80

Total technical income	268	283	283	327

Claims paid
Gross amount	(201)	(215)	(215)	(235)
Reinsurers’ share	26	28	28	16
	(175)	(187)	(187)	(219)
Change in the provision for claims
Gross amount	(10)	(8)	(8)	(74)
Reinsurers’ share	9	3	3	57
	(1)	(5)	(5)	(17)

Claims incurred, net of reinsurance	(176)	(192)	(192)	(236)

Change in long term business provision
Gross amount	32	13	8	30
Reinsurers’ share	(11)	(5)	(5)	12
	21	8	3	42
Change in technical provisions for linked liabilities, net of reinsurance	47	15	17	(30)

Change in other technical provisions, net of reinsurance	68	23	20	12
Acquisition costs	(39)	(35)	(35)	(36)
Change in deferred acquisition costs	5	20	20	37
Administrative expenses	(35)	(29)	(29)	(32)
Net operating expenses	(69)	(44)	(44)	(31)
Investment expenses and charges	(2)	(2)	(2)	(3)
Unrealised losses on investments	(75)	(29)	(29)	(17)
Tax attributable to the long term business	(4)	(20)	(17)	(28)
Other technical charges – amortisation of acquired value of in-force business	(9)	(8)	(8)	(3)

Total technical charges	(267)	(272)	(272)	(306)

Technical income less charges	1	11	11	21
Allocated investment return transferred to the non-technical account	13	3	3	—
Transfers from the fund for future appropriations	3	3	3	(1)

Balance on the Technical Account for Long Term Business	17	17	17	20

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Combined Profit and Loss Account
Non-Technical Account
For the three financial years ended 31 December 2002
		Restated
	2002	2001	2001	2000
	£m	£m	£m	£m

Balance on the General Business Technical Account	97	73	73	54
Balance on the Long Term Business Technical Account	17	17	17	20
Tax credit attributable to balance on the Long Term Business Technical Account	9	11	11	11
Balance on the Long Term Business Technical Account gross of tax	26	28	28	31

Investment income	130	65	65	48
Allocated investment return transferred from the Long Term Business Technical Account	(13)	(3)	(3)	—
Investment expenses and charges	(11)	(6)	(6)	(8)
Unrealised losses on investments	(60)	(3)	(3)	20
Allocated investment return transferred to the General Business Technical Account	(74)	(73)	(73)	(70)
Income from other activities	5	15	15	14
Charges from other activities	(12)	(11)	(11)	(11)
Amortisation of goodwill	(104)	(12)	(12)	(11)

Total Operating (loss)/profit	(16)	73	73	67
Share of results of associated undertakings	—	—	—	—
	(16)	73	73	67
Analysis of (loss)/profit on ordinary activities before exceptional items and tax
General business result	99	73	73	54
Long term business result	35	37	37	34
Other activities (including associated undertakings)	(7)	4	4	3

Operating result (based on longer term investment return)*	127	114	114	91
Amortisation of goodwill	(104)	(12)	(12)	(11)
Reorganisation costs and other items	(11)	(9)	(9)	(3)

Operating profit (based on longer term investment return)	12	93	93	77
Short term investment fluctuations	(28)	(20)	(20)	(10)

(Loss)/profit on ordinary activities before exceptional items and tax	(16)	73	73	67

(Loss)/profit on ordinary activities before tax	(16)	73	73	67
Tax on (loss)/profit on ordinary activities	(18)	1	(15)	(21)

(Loss)/profit on ordinary activities after tax	(34)	74	58	46
Attributable to equity minority interests	—	—	—	—

(Loss)/profit for the financial year attributable to shareholders	(34)	74	58	46
Dividends	—	—	—	(4)

Transfer (from)/to retained profits	(34)	74	58	42

* For an explanation of Operating result (based on longer term investment return) see Section B.

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Combined Balance Sheet
As at 31 December 2002
Assets
2002 £m

Intangible assets	62
Investments
Land and buildings	—
Interests in associated undertakings	30
Other financial investments	—
Shares and other variable yield securities
and units in unit trusts	253
Debt securities and other fixed income securities	1,045
Loans and deposits with credit institutions	230
1,528
Value of long term business	84
Deposits with ceding undertakings	—

Total investments	1,642
Assets held to cover linked liabilities	564
Reinsurers’ share of technical provisions
Provision for unearned premiums	23
Long term business provision	—
Claims outstanding	265
Technical provisions for linked liabilities	—
288
Debtors
Debtors arising out of direct insurance operations	136
Debtors arising out of reinsurance operations	75
Other debtors	33
244
Other assets
Tangible assets	22
Cash at bank and in hand	52
74
Prepayments and accrued income
Accrued interest and rent	13
Deferred acquisition costs – long term	185
Deferred acquisition costs – general	80
Other prepayments and accrued income	8
286

Total assets	3,160

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Combined Balance Sheet
As at 31 December 2002
Liabilities
2002 £m

Capital and reserves
Called up share capital	419
Share premium account	—
Other reserves	42
Capital redemption reserve	—
Profit and loss account	163

Equity shareholders	624
Non-equity shareholders	—
Shareholders’ funds	624
Equity minority interests in subsidiary undertakings	3
Subordinated liabilities
Dated loan capital/intra group subordinated debt	120

Total capital, reserves and dated loan capital	747
Fund for future appropriations	17
Technical provisions
Provision for unearned premiums	502
Long term business provision	246
Claims outstanding	871
Equalisation provisions	—
1,619
Technical provisions for linked liabilities	560
Provisions for other risks and charges	79
Deposits received from reinsurers	—
Creditors
Creditors arising out of direct insurance operations	27
Creditors arising out of reinsurance operations	39
Debenture loans	—
Amounts owed to credit institutions	—
Other creditors including taxation and social security	42
Proposed dividend	—
108
Accruals and deferred income	30

Total liabilities	3,160

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Section B

Basis of Preparation: Accounting Differences

The basis of preparation of the historical financial information of Promina Group above is different from that disclosed in the Prospectus; the above information is extracted, without material adjustment, from the consolidation returns used to prepare the consolidated accounts of the RSAIG for the years ending 31 December 2000, 2001 and 2002, where as the financial information in the Prospectus has been prepared from underlying records of Promina as if Promina had been a discrete operation throughout the periods presented. The principal differences in the basis of preparation, deriving principally from differences in GAAP between Australia and the UK, are:

Technical Provisions

In accordance with UK GAAP general business provisions for claims outstanding, and related reinsurance recoveries, are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, are used as a guide. Under AGAAP, outstanding claims are the cost of settling claims including normal and superimposed inflation, discounted to present value using net discount rates. A prudential margin is added to claims liability to increase the probability that the liability is adequately provided for.

Longer Term Investment Return

Under UK GAAP a performance measure described as “Group Operating Result (based on longer term investment return)” is presented. This measure includes investment return which reflects both historical experience and directors’ current expectations for investment returns. There is no equivalent measure under AGAAP.

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PART III
Pro forma financial information

The following is an unaudited pro forma statement of consolidated net assets of the Remaining Group, prepared in accordance with the notes set out below. The unaudited pro forma statement of consolidated net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Remaining Group following the Disposal. Its purpose is to illustrate the effect on the consolidated net assets of RSAIG as if the Disposal had been effected on 31 December 2002.

The consolidated net assets of RSAIG at 31 December 2002 have been extracted, without material adjustment, from the consolidated audited financial statements of RSAIG for the year ended 31 December 2002. The consolidated net assets of Promina at 31 December 2002 have been extracted, without material adjustment, from the financial information for Promina for the year ended 31 December 2002 as set out in Part II of this document.

The proceeds of the IPO receivable by the Group for the calculation of the unaudited pro forma statement of consolidated net assets have been based, for illustrative purposes only, on the lower end of the indicative price range set out in the Prospectus of A$1.50 to A$2.00 per share, assuming that the over-allotment options are fully exercised.

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		Adjustments
	RSAIG consolidated net assets at 31/12/2002 £m	Promina combined net assets at 31/12/2002 £m	Other adjustments £m		Pro forma Remaining Group £m

Intangible assets	306	62			244
Investments	41,591	1,642	35	(3)	39,984
Assets held to cover linked liabilities	4,169	564			3,605
Reinsurers’ share of technical provisions
Provision for unearned premiums	654	23			631
Long term business provision	820	—			820
Claims outstanding	4,493	265			4,228
Technical provisions for linked liabilities	6	—			6
	5,973	288	—		5,685
Debtors	4,816	244			4,572
Other Assets	1,193	74	446	(3)(4)	1,565
Prepayments and accrued income	1,898	286			1,612

Total assets	59,946	3,160	481		57,267

Fund for future appropriations	1,669	17			1,652
Technical provisions
Provision for unearned premiums	5,155	502			4,653
Long term business provision	24,661	246			24,415
Claims outstanding	15,371	871			14,500
Equalisation provisions	293	—			293
	45,480	1,619			43,861
Technical provisions for linked liabilities	4,168	560			3,608
Provisions for other risks and charges	389	79			310
Deposits received from reinsurers	137	—			137
Creditors	3,389	108			3,281
Accruals and deferred income	493	30			463

Total Liabilities	55,725	2,413	—		53,312

Dated loan capital/intra group subordinated debt	773	120	120	(5)	773
Net assets	3,448	627	361		3,182

Total capital, reserves and dated loan capital and intra group subordinated debt	4,221	747	481		3,955

Footnotes:
1.	The consolidated net assets of RSAIG have been extracted, without material adjustment, from the audited accounts of RSAIG at 31 December 2002.
2.	The combined net assets of Promina have been extracted, without material adjustment, from the combined balance sheet of Promina at 31 December 2002 as shown in Part II of this document.
3.
Immediately prior to the IPO, the Company will be entering into a conditional agreement to provide on completion of the IPO A$100 million (£35 million) of subordinated capital to Promina by way of a subordinated capital instrument (see section 6, Part I and section 5(b)(ix), Part IV of this document).

4.	The pro forma financial information has been adjusted to take into account the proceeds of the IPO receivable by the Remaining Group which have been calculated to include:
(a)	the consideration of approximately A$516 million (£181 million) in respect of the sale of the New Zealand operations RSANZ to Promina paid for out of the primary issuance of shares;
(b)	proceeds to enable settlement of intra group subordinated debt owed by Promina to the Remaining Group of approximately A$344 million (£120 million)
(c)
the proceeds from the secondary sale of the shares owned by the Group in Promina assuming the total shareholding is sold, estimated to be A$590 million (£206 million) based, for illustrative purposes only, on the low end of the indicative price range contained in the Prospectus not taking into account any retail offer discount; and

(d)	the payment of the Group’s share of the IPO and rebranding costs, estimated to be approximately A$75 million (£26 million).

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5.
Intra group subordinated debt of approximately A$344 million (£120 million) owed by Promina to the Remaining Group will become immediately payable on completion of the IPO. This amount is not included within RSAIG consolidated net assets at 31 December 2002 hence it is added back in arriving at the pro forma net assets of the Remaining Group.

6.
Australian tax at the rate of 30% may be payable by the Remaining Group to the extent that the total proceeds from the IPO exceed a sum of approximately A$2 billion. This has not been reflected in the above financial information.

7.	No adjustment has been made to take account of trading or changes in the financial position of the Group since 31 December 2002.
8.
In preparing the pro forma financial information the expected sales proceeds have been translated at the rate of exchange ruling at 31 December 2002; the Australian dollar rate was 2.86. If the expected proceeds had been translated at the rate of exchange ruling at 27 March 2003 (being the latest practicable date prior to the publication of this document) being 2.62 for the Australian dollar rate, the stated proceeds would have been, in aggregate, £525 million, implying a pro forma Remaining Group net assets of £3,215 million.

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The Directors
Royal & Sun Alliance Insurance Group plc
30 Berkeley Square
London W1J 6EW

The Directors
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

1 April 2003

Dear Sirs

Royal & Sun Alliance Insurance Group plc (“the Company”)

We report on the pro forma net asset statement set out in Part III of the Company’s disposal circular dated 1 April 2003. The pro forma net asset statement has been prepared, for illustrative purposes only, to provide information about how the proposed disposal (“Disposal”) of Promina Group Limited and its subsidiaries by the Company by way of an initial public offering (the “IPO”) of Promina Group Limited might have affected the consolidated balance sheet of the Company as at 31 December 2002 had the Disposal taken place at that date.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma net asset statement in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma net assets and to report our opinion to you. Following the conversion of PricewaterhouseCoopers to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 5 March 2003 and the Directors of the Company appointed its successor, PricewaterhouseCoopers LLP, as auditors to the Company. We do not accept, and have been informed by PricewaterhouseCoopers that they do not accept, any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net asset statement with the directors of the Company.

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Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

1.	The pro forma net asset statement has been properly compiled on the basis stated;

2.	Such basis is consistent with the accounting policies of the Company; and

3.	The adjustments are appropriate for the purposes of the pro forma net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

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PART IV
Additional Information

1.	Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

The Directors and their respective functions are as follows:

John Napier (Chairman)*
John Baker (Deputy Chairman)*
Robert Gunn (Group Chief Executive Officer)*
Julian Hance (Group Finance Director)*
Robert Ayling*
Nicholas Barber*
Stephen Hill*
Susan Hooper*
Carole St. Mark*

*Non-executive Director

3.	Directors’ and others’ interests

3.1
As at 28 March 2003 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families in the share capital of the Company which have been notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the register maintained under section 325 of the Act or which are interests of a person connected (within the meaning of section 346 of the Act) with a Director and which would, if the connected person were a Director, be required to be disclosed as aforementioned and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

Director	Number of Ordinary Shares	Percentage of existing issued share capital	Total Options held
John Napier	—	—	—
John Baker	21,083	0.00146	—
Robert Ayling	545	0.00004	—
Nicholas Barber	6,667	0.00046	—
Julian Hance	30,227	0.00210	422,773
Stephen Hill	—	—	—
Susan Hooper	—	—	—
Carole St. Mark	6,501	0.00045	—
Robert Gunn	67,735	0.00470	386,524

Save as disclosed in this paragraph 3, none of the Directors has any interest, beneficial or non-beneficial, in the share capital of the Company or any of its subsidiaries.

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3.2
No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

3.3	(a) Executive Directors

Mr Hance has a service contract with Royal & Sun Alliance Insurance plc dated 1 April 1997 that is terminable by the employing company on one year’s notice. Under the contract, Mr Hance is entitled to receive annual remuneration of £420,000.

Mr Gunn is employed under a service contract with Royal & Sun Alliance Insurance plc dated 7 September 2001. There is no provision for termination in his agreement and thus termination would be a matter for mutual agreement in the context of Canadian employment law and practice. Since 1 September 2002, Mr Gunn has been entitled to receive annual remuneration of £600,000. Mr Gunn is due to retire from the Company in September 2003.

Each executive Director mentioned above benefits from an annual bonus scheme. Under this scheme executives can achieve a maximum of 100 per cent. of basic salary (or, in the case of Mr Gunn, 120 per cent.) in the event of exceptional corporate financial and individual performance. The scheme is primarily based on the Group’s (and, where appropriate, divisional) annual net real return on risk-based capital, combined with individual objectives. Awards of up to 40 per cent. of basic salary (or, in the case of Mr Gunn, 50 per cent.) are payable if individual and corporate targets are met. Further bonus payments (up to the maximum amount stated above) may be paid in the event that these targets are exceeded.

Each such Director also participates in the executive share option schemes and the Group’s defined benefit pension schemes. Under the long term incentive scheme, executives can normally be granted options annually over shares at market value of up to one times basic salary. In exceptional circumstances, and in line with ABI guidelines, the Company may grant options over shares above these limits. Under the pension schemes, no contribution by members is required but, with the exception of Mr Gunn, all members have the option of paying Additional Voluntary Contributions.

In addition, each such Director is entitled to expenses, an incapacity benefit, medical and welfare benefits (both pre and post retirement), a motor car and (if applicable) expatriate housing and a repatriation allowance.

(b) Non-executive Directors

The Company’s non-executive directors are assessed by the Nominations Committee and their appointment is approved by the Board. Details of the non-executive directors appointments are as set out below:

Non-executive Director	Fees (per annum)	Date of appointment
John Baker	£61,000	19 July 1996
Robert Ayling	£35,000	7 April 1993
Nicholas Barber	£45,000	19 July 1996
Stephen Hill	£35,000	2 August 2000
Susan Hooper	£35,000	1 August 2001
John Napier	£250,000	9 January 2003
Carole St. Mark	£35,000	2 September 1998

With the exception of John Napier’s fees which were recommended on his date of appointment, as at 2 June 1999, the Board adopted the above fee structure as recommended by the remuneration committee. The fee structure has not been revised since that date.

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3.4
Save as set out in paragraph 3.3(a) above, there are no existing service contracts between any executive Director and any member of the Group other than contracts expiring or terminable by the employing company without payment of compensation (other than statutory compensation) within one year and no such service contracts are proposed.

3.5
As at 28 March 2003 (being the latest practicable date prior to the publication of this document), insofar as is known to the Company, the following persons were interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares	Percentage of existing issued share capital
FMC Corp. (US) and Fidelity International Limited	143,851,465	9.99
Brandes Investment Partners Inc.	134,434,037	9.34
Alliance Bernstein Institutional Investment Management	115,839,934	8.04
Legal & General Group plc	54,927,236	3.81
Hermes Pensions Management Ltd	50,668,408	3.52
Schroders Investment Management	46,964,243	3.26

Save as set out in this paragraph, the Company is not aware of any person who is interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company.

3.6	The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

4.	Material Contracts

4.1	The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Remaining Group since 1 April 2001 and are, or may be, material:

(a)
an agreement dated 21 November 2002 between BV (the holding company of the Securitas group), the Company, Globe (as defined below), Securitas Bremer Allgemeine Versicherungs-Aktiengesellschaft, Deutsche Versicherungs-Gesellschaft in Bremen Aktiengesellschaft, Bâloise-Holding (the holding company of the Bâloise Group (as defined in the agreement), Bâloise Beteiligungs-Holding GmbH (“BBH”) and Basler Lebensversicherungs-Gesellschaft pursuant to which the Bâloise Group purchased the Securitas group. The consideration was €90 million (subject to net asset adjustments to take into account any fluctuations in net assets for the year ended 31 December 2002 which have yet to be agreed). Globe gave customary warranties and specific indemnities (in relation to claims arising under insurance policies after the effective date of the agreement) to BBH in respect of the Securitas Group and the Company guaranteed to BBH and Bâloise-Holding the obligations of BV and Globe. The liability of Globe, BV and the Company under the warranties and indemnities was capped at €150 million and was more particularly capped at €75 million in respect of general guaranty claims and €100 million in respect of specific insurance guaranty claims. The ability to bring claims arises as and when the total amount of claims outstanding exceeds a threshold of €1.5 million (and in certain circumstances claims under €20,000 are excluded) save for claims in relation to tax and environmental warranties and certain indemnities. Claims under the warranties can generally be brought until 31 March 2005, save for warranties in relation to title and ownership of shares and assets, which can be brought for five years, environmental warranties, which can be brought for seven years, and claims under the indemnities can be brought for a period between 20 and 25 years from completion of the agreement. The agreement completed on 31 December 2002.

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(b)
an agreement dated 29 July 2002 between Royal Insurance Holdings plc (the “Seller”) (1) and The Canada Life Group (UK) Limited for the sale of the group risk business of Royal & SunAlliance, together with associated assets carried on and held by Phoenix Assurance Plc, a subsidiary of RSAIG. The purchase price for the business and assets under this agreement was £60 million. The Seller granted customary warranty and indemnity protection to the purchaser in relation to, inter alia, capacity, assets, intellectual property, litigation, accounts, property, environmental, employee issues, regulatory matters, trading and taxation, for a period of two years from completion (save in respect of taxation warranties which were given until the seventh anniversary of completion). The maximum liability of the Seller under the warranty claims was capped at £60 million; indemnities given are not expressly limited in time or amount. The Seller undertook in relation to its group of companies that for a period of two years it would not, subject to certain exceptions, compete with the Phoenix group risk insurance business nor induce or attempt to induce a senior employee from the purchaser’s group;

(c)
an agreement dated 11 June 2002 between Royal & Sun Alliance European Life & Investments Holdings Limited (“Holdings”), The Globe Insurance Company Limited (“Globe”), (each a subsidiary of the Company), Friends Provident Life and Pensions Limited (“Friends Provident”) and Royal & Sun Alliance Insurance plc pursuant to which Friends Provident purchased Royal & Sun Alliance International Financial Services Limited (“RSAIFS”) and Royal & Sun Alliance Investment Management Luxembourg SA (“RSAIM Lux”). The consideration was £133 million payable in cash on completion (subject to adjustments which led to an adjustment payment by the Group this year of £6.2 million). Globe gave customary warranties to Friends Provident in respect of RSAIM Lux and Holdings gave customary warranties and an indemnity to Friends Provident in respect of RSAIFS. The warranty period is variable depending on the cover given. Tax warranties were given for a period of six years, product sales and marketing warranties for three years and all other warranties were given for a period of 18 months from completion. Holdings indemnified Friends Provident (with no time limitation) in respect of RSAIFS, the total liability under which was capped at £5 million. Liability under the warranties given was capped at 70 per cent. of consideration payable. Completion took place on 5 August 2002;

(d)
an agreement dated 17 May 2002 between the Company, Royal & Sun Alliance Benelux Holdings N.V. (the “Seller”), Achmea Pensioen-en Levensverzekeringen N.V., Achmea Schaderverzekeringen N.V. and Achmea Holding N.V. (together, the “Purchasers”) pursuant to which the Company disposed of its subsidiaries Royal & Sun Alliance Schadeverzekering N.V. and Royal & Sun Alliance Levensverzekering N.V.. The consideration in respect of the disposal was €123 million (subject to net asset adjustments which are still under negotiation) (the “Purchase Price”) payable in cash on completion. The Seller entered into customary warranties, indemnities and restrictive covenants. The Seller’s liability was capped at 85 per cent. of the Purchase Price. Any warranty claims to be brought under this agreement were required to be brought, in general, within two years of completion, save for any claim in respect of title to shares (such warranties being given for an unlimited period of time) and in respect of taxation (such warranties being given for six months in excess of the relevant levy period in each relevant jurisdiction). Indemnity claims were limited in time for between five and ten years. Completion took place on 1 July 2002;

(e)
an agreement dated 30 April 2002 between the Company, Royal Insurance Holdings plc (the “Seller”), Friends Ivory & Sime Treasury Limited and Friends Ivory & Sime plc pursuant to which the Seller disposed of WAM Holdings Limited (“WAM”), an asset management company. The consideration in respect of the disposal was approximately £240 million payable in cash on completion (subject to adjustments which are still under negotiation). The Seller gave customary warranties and

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indemnities, the indemnities being capped at £750,000. All warranty claims were capped at £150 million. Any claims under the warranties are required to be brought by 31 December 2003 (save for claims under tax warranties which are valid for seven years from completion). The indemnities cover the purchaser, subject to certain exceptions, for a period of two years from completion. Completion took place on 1 July 2002. Pursuant to the agreement, Friends Ivory & Sime plc agreed to manage those insurance business investment assets currently managed by WAM for a 10 year period, subject to the satisfaction of certain performance criteria and reaching agreement on pricing which was scheduled for review after 5 years;

(f)
an agreement dated 18 July 2001 between the Company, Sun Alliance Insurance Overseas Limited, Royal International Insurance Holdings Limited, Royal & Sun Alliance Insurance plc (together the “Sellers”) and Liberty Mutual Insurance Company (of Boston, USA) (the “Purchaser”) for the disposal of Royal & Sun Alliance S.A. Compañia de Seguros y Reaseguros, Royal & Sun Alliance Vida y Pensiones S.A. Compañia de Seguros y Reaseguros and Regal Insurance Club, Compañia de Seguros y Reaseguros, S.A. The consideration was approximately €220 million (the “Purchase Price”) payable in cash on completion. The agreement was governed by Spanish Law. Customary warranties were given to the Purchaser for a period of two years from completion. The Sellers’ liability was capped at 50 per cent. of the Purchase Price. Completion took place on 26 November 2001;

(g)
an agreement dated 18 June 2001 between RSA Overseas Holdings B.V., ROINS Holding Limited (together the “Sellers”) and The Maritime Life Assurance Company (the “Purchaser”) for the disposal of Royal & Sun Alliance Life Insurance Company of Canada. The consideration in respect of the sale was CAN$193 million (the “Purchase Price”) payable in cash on completion. The agreement was governed by the laws of the Province of Ontario. Customary warranties and indemnities were given to the Purchaser. Any warranty claim was required to be brought within 18 months of completion (save in respect of warranties as to title and ownership which are not limited in time and taxation warranties which have been given until the expiry of the relevant assessment or appeal period in the relevant jurisdiction). The indemnities are not limited in time. The Sellers’ liability was capped at 100 per cent. of the Purchase Price; and

(h)	those agreements set out at paragraph 5 below.

4.2
No member of the Remaining Group is party to any contract (other than contracts entered into in the ordinary course of business), other than those contracts referred to at paragraph 4.1 above, containing provisions under which any member of the Remaining Group has any obligation or entitlement which is, or may be, material to the Remaining Group as at the date of this document.

4.3
The contracts (not being contracts entered into in the ordinary course of business) summarised below and in paragraph 5 below have been or are to be entered into by Promina and are, or may be, material. Save for those contracts, no member of the Promina Group has entered into contracts since 1 April 2001 (other than contracts entered into in the ordinary course of business) which are or may be material to the Promina Group:

(a)
a share sale agreement, entered into on 31 December 2002 by Tyndall Australia Limited (“TAL”) (a wholly owned subsidiary of Promina), RSAAHL and J.P. Morgan Holdings Australia Limited (“J.P. Morgan”), under which TAL sold all of the issued shares in the capital of Guardian Trust Australia Limited (“GTAL”) to J.P. Morgan for A$21.4 million (subject to certain adjustments). The sale completed on 18 February 2003.

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Under the agreement, TAL indemnified J.P. Morgan in respect of certain liabilities, including from and against liabilities incurred by GTAL and its subsidiaries within 10 years after completion by reason of an environmental exposure or contamination in respect of the properties the legal title to which were held by GTAL, or a subsidiary of GTAL, in its capacity as trustee or custodian of that property at the date of the agreement (“Trust Property”), made during the eight year period after completion to a maximum amount of A$21.4 million, but only to the extent that the liabilities are not recovered by the relevant entity through the exercise of any other right. TAL is not liable to indemnify J.P. Morgan in respect of any liability resulting from relevant environmental exposure in respect of Trust Property to the extent that that exposure arises or is contributed to by the act or omission of any person (other than TAL or its related bodies corporate) after completion or relates to contamination which occurs after completion.

Subject to certain qualifications, Promina has undertaken to J.P. Morgan that it and its wholly owned subsidiaries will not, for a period of 2 years, within Australia, engage in any business or activity which is the same as or substantially similar to and competitive with GTAL’s business, or solicit GTAL persons who were employees or clients at the date of the agreement.

Under the agreement, TAL has given customary warranties to J.P. Morgan and Promina has given customary warranties to J.P. Morgan. The representations and warranties remain in full force and effect after completion and the liability of TAL or Promina (as appropriate) terminates 18 months after completion (or, in the case of warranties relating to taxation, seven years after completion). TAL and Promina’s liability in respect of any claim under the representations and warranties is subject to certain exemptions and is subject to a maximum aggregate liability of 100 per cent. of the purchase price under the agreement.

(b)
a share sale agreement dated 6 February 2003 between TAL, James Fielding Holdings Limited (“James Fielding”) and James Fielding Funds Management Limited (as responsible entity of James Fielding Trust) (“Guarantor”), pursuant to which TAL sold all of the issued share capital of Tyndall Investment Management (Australia) Limited (“TIMAL”) to James Fielding for A$27.7 million (subject to net asset adjustments which have yet to be agreed).

Prior to completion of the sale under this agreement, TIMAL resigned as the responsible entity of all registered schemes of which it had been responsible entity, except the Tyndall Meridian Trust (ARSN 089 535 526) (“TMT”) and was replaced as responsible entity for each of the schemes from which it retired by Tasman Asset Management Limited (a wholly owned subsidiary of the Promina Group).

Completion of the sale under this agreement occurred on 11 March 2003. On 12 March 2003, certain units and convertible notes in TMT were transferred by Royal & Sun Alliance Financial Services Limited and Royal & Sun Alliance Equities Limited to the Guarantor under a unit sale agreement dated 6 February 2003 for a total purchase price of A$69.4 million. TAL gave customary warranties to James Fielding. Any warranty claim must be made by James Fielding within six years of completion in respect of a tax claim or 18 months in any other case and the liability of TAL is limited to the purchase price. Subject to certain limitations, TAL indemnified James Fielding against any loss resulting from an obligation on TIMAL to indemnify its directors in respect of losses arising before completion, or of a breach of warranty; any claim under the indemnity is limited to 50 per cent. of the purchase price paid under the agreement; such indemnity cover is unlimited in time.

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4.4
No member of the Promina Group is party to any contract (other than contracts entered into in the ordinary course of business), other than those contracts referred to at paragraph 4.3 above, containing provisions under which any member of the Promina Group has any obligation or entitlement which is, or may be, material to Promina as at the date of this document.

5.	Separation Agreements

The following contracts have been or are to be entered into by, inter alia, the Company, BV and Promina in connection with the IPO and/or separation issues arising in connection therewith:

(a)
a share sale agreement dated 31 March 2003 between RSA Overseas Holdings BV (the “Seller”) and Promina Group Holdings (NZ) Limited (“Promina NZ”), a wholly owned subsidiary of Promina. Under this agreement the Seller has agreed to sell all of the issued share capital in RSANZ to Promina NZ for an initial purchase price of A$506 million, together with an amount equal to a calculated increase in the net assets of RSANZ between 31 December 2002 and 30 April 2003, which is expected at the date of this agreement to be approximately A$10 million. Completion of this agreement is conditional upon completion of the IPO. The Seller has given warranties (not limited in time) in respect of its title to the shares and its powers and capacity to enter into the agreement and has limited its liability to the amount of the consideration payable pursuant to this agreement;

(b)
a separation agreement dated 31 March 2003 between the Company and Promina pursuant to which the parties have agreed to give effect or procure the giving effect to necessary restructuring and separation issues in connection with the IPO.

Under the terms of this agreement the parties agreed, inter alia, as follows:

(i)
to give effect to the restructuring of the Promina Group which shall include the cancellation of outstanding shares in Promina currently held by BV and the issue of new shares to BV by Promina, comprising the shares to be offered for sale by BV under the IPO;

(ii)
to procure the release of guarantees, indemnities and other such assurances given by one in respect of the other (on such terms as are acceptable to the other) with effect from completion of the IPO, together with cross-indemnities in respect of the same which are not limited in time or amount;

(iii)
subject to certain exceptions, the Company has undertaken that neither it nor its subsidiaries (excluding the Promina Group) will carry on or be interested or concerned in any business substantially the same or that competes with Promina, nor will it solicit or persuade any customer or client (excluding clients with whom the Group deals on a global rather than local basis) of Promina to cease business with the Promina Group; in addition, the Company has agreed not to accept business from a client or customer which would ordinarily form part of the Promina Group’s business and has agreed not to induce employees of Promina to terminate their employment; reciprocal undertakings in respect of solicitation of employees have been given by Promina; all other covenants operate for a period of two years from completion of the IPO;

(iv)
on completion of the IPO, Promina agrees to procure the repayment to the Remaining Group all amounts owing in respect of certain intra group loans, including the New Zealand consideration. All these amounts are to be paid for by the Promina Group out of the proceeds of the IPO. The intra group loans (A$266 million, in respect of Australian participating loans, and NZ$84 million, in respect of a New Zealand loan) carry interest based on profit of the Australian life and general insurance business in the first case and

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a bank bill rate plus 0.5% in the second case. Interest will continue to accrue until completion of the IPO and will be paid out of 2003 profits rather than proceeds from the IPO;

(v)
certain arrangements of reinsurance where the insureds include both a member of the Promina Group and a member of the Remaining Group which are current and remain in force as at completion of the IPO will continue in full force and effect. The parties also agreed that with effect from completion of the IPO, they would implement certain reinsurance protocols in relation to, inter alia, cost allocation, claims management and treaty administration;

(vi)
Promina has indemnified the other parties in relation to any liabilities of the Group under policies issued by certain Australian or New Zealand branches of companies previously conducted by the Group (such indemnification is limited neither in time nor amount); the Company has undertaken to procure that any reinsurances and other recovery rights in relation to any such liabilities are available to Promina and to provide assistance and information reasonably required by Promina;

(vii)
the Company has covenanted to pay 50% of RSALMI’s net losses (if any) after tax aggregated for the three years to 31 December 2005, subject to a maximum of the lesser of A$100 million or the capital outstanding under the capital instrument referred to at subparagraph (ix) below, which obligation shall cease as at 30 June 2006 unless Promina shall have given RSAIG written notice for any amount claimed prior to that date;

(viii)
Promina has agreed to pay certain costs up to a maximum of A$50 million, and the Company agrees to procure the payment of specified costs arising in relation to the IPO which exceed that amount. These specified costs paid by Promina will be IPO and rebranding costs which are directly related to the issue of equity under the IPO. Promina agrees to pay all its other costs associated with the IPO which are not Transaction Costs; and

(ix)
subject to completion of the IPO, and APRA and other applicable regulatory approvals, the parties must procure the entering into of a A$100 milllion capital instrument subscribed by a member of the Remaining Group in favour of Royal & SunAlliance Lenders Mortgage Insurance Limited (“RSALMI”) in the form of subordinated notes, preference shares or similar non-dilutive capital instruments. The subscribing company may require Promina to procure the repayment of the capital instrument on the tenth anniversary of their issuance. The terms of such capital instruments will be subject to settlement, APRA and other applicable regulatory approvals and are still subject to negotiation.

(c)
a transitional services agreement dated 31 March 2003 between the Company and Promina. Under the terms of the transitional services agreement, the parties have agreed to continue to provide identified services and systems including IT systems, and certain financial and accounting services, required for the running of their respective businesses following the IPO. Additional services and systems necessary for the continuation of their businesses can be requested by either party, although the agreement seeks to encourage a separation as soon as possible. In any event each specified service and system must be provided for a specified period up to 18 months from completion of the IPO. Some services and systems must be provided at the same cost charged before separation, others at actual cost plus 7%;

(d)
a trademark licence will be entered into prior to completion of the IPO between the Company and Promina under which the Company has granted Promina a non-transferable, non-exclusive royalty-free phase out licence to use the “Royal &

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SunAlliance” name and logo and certain other trade marks in Australia and New Zealand for a period of up to 12 months, in respect of, inter alia, the “Royal & SunAlliance” marks; certain marks in New Zealand will be licensed for 15 months; the Sun Direct trade mark is licensed, subject to certain obligations, for 3 years from the completion of the IPO. Customary cross-indemnities are given in respect of the use of the marks during the specified periods. Existing licences have been terminated pursuant to ancillary documentation entered into as part of these arrangements;

(e)
a deed of indemnity dated 27 March 2003 between the Company, RSA Overseas Holdings BV (“BV”) and Promina under which BV has agreed (and the Company has agreed to guarantee BV’s obligations) to indemnify the directors and certain employees of the Promina Group against, inter alia, any losses they may incur arising as a result of a defect in the Prospectus or in relation to the IPO. Exemptions from the indemnity include losses arising from the wilful misconduct, recklessness or gross negligence of such persons and the deed requires them to seek to recover any such loss from any relevant insurance policies held. In addition, the Company has agreed to indemnify the directors of BV, and certain employees of the Group representing or acting on behalf of BV, against any losses they may incur in respect of liability attaching to them in connection with the Prospectus and/or the IPO. Both indemnities are each capped at the total amount of proceeds from the IPO received by the Remaining Group; and

(f)
an offer management agreement (the “Offer Management Agreement”) dated 31 March 2003 between the Company, BV, Promina and the joint global co-ordinators of the IPO, Goldman Sachs Australia Pty Ltd and Macquarie Equity Capital Markets Ltd (the “JGCs”), under which the JGCs agreed to manage the IPO and to provide credit support to the settlement of the IPO. Conditional upon the successful completion of the bookbuild, the JGCs have agreed to enter into a settlement support agreement on the date of allocation of the shares under the IPO (as set out below in sub-paragraph (g)).

Up to 100 per cent. of BV’s holding in Promina will be sold pursuant to the terms of this agreement. Under these arrangements both BV and Promina have each granted to the JGCs an over-allotment option for a period of 30 days from the date of completion of the IPO, each option being over a fixed number of shares. The Remaining Group’s over-allotment option will be granted over 100 million shares. Promina’s over-allotment option will be granted over 57 million shares. The shares the subject of these options will be sold at the institutional price set on or around 12 May 2003 and the number sold will depend on market demand.

Promina and BV are liable to pay the JGCs a fee of 2.25 per cent. of the final book built price (or the discounted retail price) per share issued or transferred in connection with the IPO (including any shares issued or transferred pursuant to the over-allotment options). Payment of this commission, as well as the performance of BV of its obligations under this agreement, and the settlement support agreement, has been guaranteed by the Company.

An incentive fee of up to 0.5 per cent. of the proceeds of all shares sold or subscribed for pursuant to the IPO is payable to the JGCs at the absolute discretion of Royal & SunAlliance. Promina and BV shall be jointly and severally liable to settle all reasonable costs and expenses incurred in addition to these fees and have entered into a cost sharing arrangement.

The Company, BV and Promina have given customary warranty protection to the JGCs pursuant to this agreement. In addition, and subject to certain exceptions, such as wilful default or gross negligence on the part of the JGCs, BV and Promina have indemnified the JGCs and their associates from losses suffered in connection with the IPO.

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Warranty and indemnity protection is, as is usual for agreements of this nature, not specifically limited in terms of time and is not capped.

In the event that the Group retains any shares in Promina, BV has undertaken to enter into a lock-in arrangement for a period of 12 months from the completion of the IPO in relation to the shares subject to the over-allotment option. This arrangement is subject to certain exceptions and subject to consent of the JGCs.

The JGCs have the ability to terminate the agreement in certain events, including a material adverse change to Promina, a contravention of law or material breach of this contract, in the event that admission does not occur, if there has been a material adverse effect on the relevant financial markets or in the event of an outbreak of major hostilities so as to make it impractical to proceed with the IPO. Each party has the right to terminate this agreement if the Company’s shareholders reject the resolution at the EGM. However, if the agreement is terminated for this reason, and within nine months of termination BV takes certain actions in preparation for a trade sale or IPO, or there is an offer for the Company or a capital raising by the Company, BV has agreed to pay a maximum termination fee of A$15 million to each JGC that is not involved in such transaction. The Company may also pay an incentive fee of up to A$8.75 million at its absolute discretion in addition to the above fee.

(g)
a settlement support agreement to be entered into immediately prior to completion of the IPO, between Promina, BV and the JGCs pursuant to which, on completion of the bookbuild in accordance with the Offer Management Agreement, the JGCs are appointed as agents of Promina and BV to settle the payment of the offering price on receipt by the JGCs of the shares in Promina as nominees for those to whom shares will be allotted pursuant to the institutional offer being made in Australia and New Zealand. Promina and BV are required to reconfirm the warranties and representations given pursuant to the Offer Management Agreement at the time of entering into this agreement.

6.	Litigation

6.1
The Group, in common with the insurance industry in general, is subject to litigation in the normal course of its business. The Directors do not believe that any pending or threatened litigation or dispute will have a material adverse effect on its financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s result of operations or cash flows for any period.

Save for the matters set out below, no member of the Remaining Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Remaining Group’s financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against any member of the Remaining Group:

(a)
Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed.

In July 2002, Wells Fargo Bank Minnesota, NA and MBIA Insurance Corporation filed suit in the federal court in Delaware against a US subsidiary of the Company, Royal Indemnity Company, seeking to enforce the credit risk insurance policies that the

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Group previously sued to rescind. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. A similar action in the federal court in Delaware was filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and in September 2002, PNC Bank commenced a similar action in Delaware state court against the Group. Wells Fargo and MBIA Insurance Corporation moved for summary judgment in their favour in the federal court action. The Group has made a motion to dismiss the Delaware federal action. These motions were argued on 15 January 2003 and a decision is pending. PNC Bank has also moved for summary judgment in its favour in the state court action. Again, the Group moved to dismiss this action on similar grounds. These motions were argued on 25 November 2002 and are currently under consideration by the courts. The aggregate amount of these claims does not exceed the face value of these credit note insurance policies of approximately US$500 million as at 31 December 2002. Having taken legal advice, the Directors intend that Royal Indemnity Company should vigorously defend these lawsuits and assert its entitlement to rescind these policies.

In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, it is expected that losses on the student loan portfolio will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. The ultimate outcome of the suits is necessarily uncertain. However, based on the Board’s current knowledge of the circumstances and the range of other actions available to the Group to manage any insurance exposure, the Directors believe that these credit risk insurance policies will not have a material adverse effect on the financial position of the Group. Nevertheless, there can be no guarantee that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the transactions reserves for defaults will be resolved in favour of the Group.

(b)
The Group insured clients who suffered loss in the tragic events which took place on September 11, 2001 at the World Trade Center. The Directors estimate that the gross loss associated with these events is £1,214 million reduced to £269 million net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of claims, including business interruption losses. Most major exposures have now been reserved to policy limits.

Within the estimate of £269 million set out above are a small number of claims, mainly in relation to the property damage, which are subject to litigation. The estimate of the quantum of these claims continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers constitutes one event rather than two, is correct. However, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the Directors believe their estimates of the gross and net loss are appropriate based on the information available to them and further believe that there will be no material adverse effect on the Group’s financial position.

6.2
Promina is not and has not been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on Promina’s financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against Promina.

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7.	Miscellaneous

7.1
Save for the positive exchange rate movements affecting net assets as disclosed in the paragraph headed “Current trading and prospects” of Part I there has been no significant change in the financial or trading position of the Remaining Group since 31 December 2002, the end of the last financial period for which the last consolidated audited financial statements of the Group have been prepared.

7.2
There has been no significant change in the financial or trading position of Promina since 31 December 2002, the end of the last financial period for which the audited financial statements of RSAAHL and RSANZ have been prepared.

7.3
PricewaterhouseCoopers LLP, Chartered Accountants, have given and have not withdrawn their written consent to inclusion in this document of their name and report and the references to it in the form and context in which they appear.

7.4
Goldman Sachs International are acting as sponsor and financial adviser to the Company and have given and have not withdrawn their written consent to inclusion in this document of its name and the references to it in the form and context in which they appear.

7.5	The registrars of the Company are Lloyds TSB Registrars of 54 Pershore Road South, Birmingham B22 1AH.

7.6
The financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts of the Company and its subsidiaries for the three years ended 31 December 2002 have been delivered to the Registrar of Companies and the auditors gave reports under section 235 of the Act on such accounts which were not qualified and did not contain any such statement under section 237(2) or (3) of the Act.

8.	Documents Available For Inspection

8.1
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company at 30 Berkeley Square, London W1J 6EW and at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 2 May 2003:

(a)	the memorandum and articles of association of the Company;

(b)	the audited consolidated accounts of the Company for the two financial years ended 31 December 2002;

(c)	announcements made by the Company on 7 November 2002 and 6 March 2003 as released to the Regulatory News Service of the London Stock Exchange plc;

(d)	the report by PricewaterhouseCoopers LLP set out in Part III of this document;

(e)	the service contracts referred to in paragraph 3 above;

(f)	the material contracts referred to in paragraphs 4 and 5 above;

(g)	the written consents referred to in paragraphs 7.3 and 7.4 above; and

(h)	this document.

Dated: 1 April 2003

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Royal & Sun Alliance Insurance Group plc
(Registered in England and Wales under number 2339826)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on Friday, 2 May at 2.30p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

THAT the disposal of Promina Group Limited and its subsidiaries (“Promina”) by way of a flotation by an initial public offering of the whole or a substantial part of the issued share capital of Promina Group Limited on the Australian Stock Exchange and New Zealand Stock Exchange (the “IPO”) as more particularly described in the circular sent to shareholders of Royal & Sun Alliance Insurance Group plc (the “Company”) dated 1 April 2003 (the “Circular”) be and is hereby approved and that the Directors of the Company be and are hereby authorised to make any non-material amendment, variation, waiver or extension to the terms of the IPO, including any amendment or variation to such number of shares as shall be sold pursuant to the IPO and are hereby authorised to make any amendment or variation to the offering price per share in the capital of Promina Group Limited which the Directors consider reasonable and in the best interests of shareholders as a whole, and are hereby authorised to do all such other things as they may consider necessary or desirable in connection with the IPO.

Registered office:	By order of the board:
30 Berkeley Square	Jan Miller
London	Group Company Secretary
W1J 6EW	Dated: 1 April 2003

Notes:

1.
A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies, in accordance with the provisions of the Company’s articles of association, to attend and, on a poll, to vote instead of him or her at such a meeting. A proxy need not be a member of the Company and the appointment of a proxy does not preclude a member from attending and voting in person if he or she wishes to do so. A form of proxy is enclosed for this purpose. To be effective this form must be lodged with the Company’s Registrars at least 48 hours before the time and date of the meeting, together with the authority or power of attorney (if any) under which it is signed.

2.
The register of directors’ interests in the share capital of the Company will be available for inspection at the registered office of the Company, 30 Berkeley Square, London W1J 6EW, during normal business hours from the date of this notice until the date of the meeting, and also at least 15 minutes prior to, and during, the meeting.

3.
Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person who is entitled to attend and vote may cast), a person must be entered on the register of holders of the Ordinary Shares of the Company by no later than 2.30p.m. on 30 April 2003 being 48 hours before the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.	Your attention is also drawn to the notes on the form of proxy.